Exhibit 99

EXHIBIT 99

Filing Agreement dated January 28, 2009

Re: Joint Filing of Schedule l3G and all amendments

The undersigned hereby agree that:

(i) each of them is individually eligible to use the Schedule 13G attached hereto;

(ii) the attached Schedule l3G, including any and all amendments thereto, is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Date: January 28, 2009

LCNB Corp.

By:  /s/ Bernard H. Wright Jr.

Bernard H. Wright Jr.

Senior Executive Vice President

LCNB National Bank

By:  /s/ Bernard H. Wright Jr.

Bernard H. Wright Jr.

Senior Executive Vice President